Delaware

The First State

    I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AVAIL PRODUCTIVITY SYSTEMS, INC." FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF SEPTEMBER, A.D. 2018, AT 11:27 O`CLOCK A.M.

    A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



7074293 8100F

SR# 20186844832

Authentication: 203500916

Date: 09-26-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:27 AM 09/26/2018
FILED 11:27 AM 09/26/2018
SR 20186844832 - File Number 7074293

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is
Indiana .

2.) The jurisdiction immediately prior to filing this Certificate is Indiana .

3.) The date the Limited Liability Company first formed is 9/8/2016 .

4.) The name of the Limited Liability Company immediately prior to filing this
Certificate is Avail Productivity Systems, LLC .

5.) The name of the Corporation as set forth in the Certificate of Incorporation is
Avail Productivity Systems, Inc. .

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf
of the converting Limited Liability Company have executed this Certificate on the
26th day of September , A.D. 2018 .

By: _William T. Wood_
E7654CBADDB640E

Name: William T. Wood
Print or Type

Title: Manager & CEO
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF CONVERSION OF AN INDIANA LIMITED

LIABILITY COMPANY UNDER THE NAME OF "AVAIL PRODUCTIVITY SYSTEMS,

LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "AVAIL

PRODUCTIVITY SYSTEMS, LLC" TO "AVAIL PRODUCTIVITY SYSTEMS,

INC.",FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF SEPTEMBER,

A.D. 2018, AT 11:27 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



7074293 8100F

SR# 20186844832

Authentication: 203500916

Date: 09-26-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

• **First:** The name of this Corporation is _____
  Avail Productivity Systems, Inc. _____ .

• **Second:** Its registered office in the State of Delaware is to be located at
  850 New Burton Road #201 ____ Street, in the City of Dover _____
  County of Kent _____ Zip Code 19904 ____ .

  The registered agent in charge thereof is Cogency Global Inc. _____
  _____ .

Third: The purpose of the corporation is to engage in any lawful act or activity for
which corporations may be organized under the General Corporation Law of
Delaware.

• **Fourth:** The amount of the total stock of this corporation is authorized to issue is
  20,000,000 _____ shares (number of authorized shares) with a par value of
  $0.00001 _____ per share.

• **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Brian D. Casserly _____
  Mailing Address 250 Main Street, Suite 590 _____
  Lafayette, IN _____ Zip Code 47901 _____

• **I, The Undersigned,** for the purpose of forming a corporation under the laws of the
  State of Delaware, do make, file and record this Certificate, and do certify that the
  facts herein stated are true, and I have accordingly hereunto set my hand this
  26th _____ day of September _____, A.D. 20 18 ____ .

BY: _____
┌─ DocuSigned by:
│ *Brian D. Casserly*
└─ B1C3406B2DE0403
(Incorporator)

NAME: Brian D. Casserly _____
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:27 AM 09/26/2018
FILED 11:27 AM 09/26/2018
SR 20186844832 - File Number 7074293